UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No.1 to Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

This amendment is being filed solely to include the Loan Agreement amendment which was inadvertently let off of the back of Exhbit 4.1.

There have been no other changes.

Loan Agreement Amendment

On December 2, 2020, Spark Networks SE (the “Company”) entered into that certain Second Amendment to Loan Agreement (the “Second Amendment”) to its existing Loan Agreement, dated as of July 1, 2019 (as amended by that certain Limited Waiver and First Amendment to Loan Agreement, dated as of May 20, 2020), with the lenders party thereto and Blue Torch Finance LLC, as administrative agent and collateral agent (the “Loan Agreement”).

The Second Amendment provides the Company with long-term covenant relief and additional liquidity which will allow the Company to continue to focus on its strategic plans. The Second Amendment re-sets the Company’s total net leverage and fixed charge coverage ratio levels. In addition, the lenders have agreed to provide the Company with a new $6 million senior secured term loan, which funding will be subject to the same terms and conditions as the existing senior secured term loans under the Loan Agreement.

The Second Amendment contains customary representations, warranties, events of defaults and covenants and also provides a waiver of certain events of defaults as more fully described in the Second Amendment.

The foregoing summary of the Second Amendment does not purport to be complete and is qualified in its entirety by the text of the Second Amendment, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Appointment of Chief Operating Officer

On November 23, 2020, Gitte Bendzulla, the Company’s Chief Legal Officer and Chief of Staff, was appointed by the Administrative Board of Directors of the Company to also serve as the Company’s Chief Operating Officer. After the appointment, Ms. Bendzulla’s title is Chief Operating Officer and Chief Legal Officer.

Exhibit Index

Exhibit No.	Description
4.1	Second Amendment to Loan Agreement dated as of December 2 2020, between Spark Networks SE and the lenders party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: December 3, 2020	By:	/s/ Bert Althaus
	Name:	Bert Althaus
	Title:	Chief Financial Officer